EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that due to the reason of age, Mr. Jia Yuzeng has tendered his resignation to the board of supervisors of the Company (the “Board of Supervisors”) in respect of his positions as a Supervisor of the Company and the Chairman of the Board of Supervisors on 4 November 2022, which took effect on the same day.

Mr. Jia Yuzeng has confirmed that he has no disagreement with the Board of Supervisors and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Jia Yuzeng for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 4 November 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie